ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company” or “Endeavour”) should be read in conjunction with the unaudited consolidated financial statements for the nine months ended September 30, 2011 and 2010 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, the related MD&A and the Company’s most recent Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”). It should be noted that the audited consolidated financial statements for the year ended December 31, 2010 was prepared in accordance with Canadian generally accepted account principles (“CAN GAAP”), the reconciliation of which can be found beginning on page 24 of this MD&A.

All financial information in this MD&A related to 2011 and 2010 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(*) available at the SEDAR website at www.sedar.com

TABLE OF CONTENTS

1	History and Strategy	Page 3
2	Operating Performance	Page 3
3	Consolidated Financial Results	Page 11
4	Liquidity and Capital Resources	Page 16
5	Quarterly Outlook	Page 20
6	Changes in Accounting Policies and Critical Accounting Estimates	Page 21
7	Controls and Procedures	Page 22
8	International Financial Reporting Standards	Page 22

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008 and 2009, silver production, reserves and resources are growing rapidly and Guanajuato is now an integral part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. The Company may continue to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

OPERATING PERFORMANCE

Q3, 2011 Financial Highlights (compared to Q3, 2010)

  Adjusted earnings escalated to $8.9 million ($0.10 per share) compared to $4.8 million adjusted loss (negative $0.03 per share)
  Net earnings increased to $3.1 million ($0.04 per share) compared to a $9.6 million loss (-$0.15 per share)
  Operating cash-flow jumped 191% to $14.3 million
  Mine operating cash-flow rose 194% to $27.1 million
  Revenues climbed 93% to $38.8 million
  Realized silver price up 121% to $40.72 per ounce sold, realized gold price up 35% to $1,679 per ounce sold
  Cash costs decreased 18% to $5.03 per oz silver payable (net of gold credits)
  Working capital rose 243% to $145.7 million, cash and short term investments totalled $107.8 million

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Q3, 2011 Production Highlights (compared to Q3 2010)

  Silver production up 8% to 858,738 oz
  Gold production up 7% to 4,926 oz
  Silver-equivalent production up 4% to 1.04 million oz (40:1 silver:gold ratio and no base metals)

Consolidated Production Results

Q3, 2011 compared to Q3, 2010
Silver production for Q3, 2011 was 858,738ounces (oz), an increase of 8% compared to 797,054 oz for Q3, 2010 and gold production was 4,926 oz, an increase of 7% compared to 4,607 oz. Plant throughput was 138,592 tonnes at average grades of 263 grams per tonne (gpt) of silver and 1.47 gpt of gold as compared to 126,599 tonnes at average grades of 265 gpt of silver and 1.45 gpt of gold. The increased silver and gold production is attributable to a 9% increase in throughput. The Company increased the Guanacevi operating capacity in the second half of 2010 from 800 to 1,000 tonnes per day (tpd).

Q3, 2011 compared to Q2, 2011
Silver production for Q3, 2011 was 858,738 oz, an increase of 1% compared to 850,476 oz for Q2, 2011 and gold production was 4,926 oz, an increase of 2% compared to 4,831 oz. Plant throughput was 138,592 tonnes at average grades of 263 gpt of silver and 1.47 gpt of gold as compared to 136,958 tonnes at average grades of 266 gpt of silver and 1.36 gpt of gold. The increased silver and gold production is attributable to the 1% increase in throughput. Silver and gold grades were consistent and recoveries were down slightly.

YTD, 2011 compared to YTD, 2010
Silver production for the first three quarters of 2011 was 2,609,347 oz, an increase of 9% compared to 2,389,703 oz for the first three quarters of 2010 and gold production was 14,765 oz, an increase of 15% compared to 12,842 oz. Plant throughput was 417,492 tonnes at average grades of 264 gpt of silver and 1.40 gpt of gold as compared to 363,387 tonnes at average grades of 267 gpt of silver and 1.37 gpt of gold. The increased silver and gold production is attributable to a 15% increase in throughput, while silver grades dropped 1% and gold grade increased 2%. The Company increased the Guanacevi operating capacity in the second half of 2010 from 800 to 1,000 tpd.

Guanacevi Mines Production Results

Q3, 2011 compared to Q3, 2010
Silver production for Q3, 2011 was 647,397 ounces (oz), an increase of 11% compared to 585,422 oz in Q3, 2010 and gold production was 1,933 oz, an increase of 25% compared to 1,545 oz. Plant throughput was 87,662 tonnes at average grades of 305 gpt silver and 0.83 gpt gold, as compared to 75,039 tonnes at average grades of 326 gpt silver and 0.77 gpt gold in 2010. The11% increase in silver and gold production is attributable to the 17% increase in throughput. However, silver production was offset by a slight drop in silver grades, while gold production increased because of the higher gold content in the ore mined. The Company increased the Guanacevi operating capacity in the second half of 2010 from 800 to 1,000 tpd.

Q3, 2011 compared to Q2, 2011
Silver production for Q3, 2011 was 647,397 oz, an increase of 5% compared to 618,083 oz in Q2, 2011 and gold production was 1,933 oz, a decrease of 18% compared to 1,633 oz. Plant throughput was 87,662 tonnes at average grades of 305 gpt silver and 0.83 gpt gold, as compared to 85,594 tonnes at average grades of 310 gpt silver and 0.69 gpt gold. In Q2, 2011 unscheduled maintenance in the plant contributed to lower Q2 throughputs. In Q3, 2011, silver production was up as a result of slightly higher throughput and silver recoveries, while gold production was up due to higher gold grades.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

YTD, 2011 compared to YTD, 2010
Silver production for the first three quarters of 2011 was 1,928,682 oz, an increase of 8% compared to 1,782,603 oz in the first three quarters of 2010 and gold production was 5,316 oz, an increase of 20% compared to 4,424 oz. Plant throughput was 264,360 tonnes at average grades of 307 gpt silver and 0.74 gpt gold, as compared to 220,262 tonnes at average grades of 330 gpt silver and 0.77 gpt gold in 2010. The increased silver and gold production is attributable to the 20% increase in throughput, offset by the mining of lower grade ores. The lower silver recoveries are related to the processing of Porvenir Dos ores and the higher gold recoveries are related to the processing of Porvenir Cuatro ores.

Guanajuato Mines Production Results

Q3, 2011 compared to Q3, 2010
Silver production for Q3, 2011 was 211,341 oz, a slight decrease compared to 211,632 oz in Q3, 2010 and gold production was 2,993 oz, a decrease of 2% compared to 3,060 oz. Plant throughput was 50,930 tonnes at average grades of 190 gpt silver and 2.57 gpt gold as compared to 51,560 tonnes at average grades of 177 gpt silver and 2.45 gpt gold. Metal production was consistent, due to higher grades being offset by lower recoveries. The Company is working to improve recoveries from newly discovered ore-bodies. The lower recoveries were due to an oil leak into the mill feed from one of the cone crushers, a non-recurring event that has now been fixed.

Q3, 2011 compared to Q2, 2011
Silver production for Q3, 2011 was 211,341 oz, a decrease of 9% compared to 232,393 oz in Q2, 2011 and gold production was 2,993 oz, a decrease of 6% compared to 3,198 oz. Plant throughput was 50,930 tonnes at average grades of 190 gpt silver and 2.57 gpt gold, as compared to 51,364 tonnes at average grades of 192 gpt silver and 2.48 gpt gold. The decrease in silver and gold production is attributable to 7% and 9% respective decrease in recoveries. The Company is working to improve recoveries for ore mined from newly discovered ore bodies which is believed to be the cause of declining recoveries. The lower recoveries were due to an oil leak into the mill feed from one of the cone crushers, a non-recurring event that has now been fixed.

YTD, 2011 compared to YTD, 2010
Silver production for the first three quarters of 2011 was 680,665 oz, an increase of 12% compared to 607,100 oz in the first three quarters of 2010 and gold production was 9,449 oz, an increase of 12% compared to 8,416 oz. Plant throughput was 153,132 tonnes at average grades of 189 gpt silver and 2.53 gpt gold as compared to 143,125 tonnes at average grades of 171 gpt silver and 2.30 gpt gold. The increased silver and gold production is attributable to the increased throughput and higher ore grades. The higher throughput is a result of increased availability of developed stopes from the 2010 mine development program. The higher silver and gold grades are the result of mining higher grade ores in the Lucero south district. The lower recoveries were due to an oil leak into the mill feed from one of the cone crushers, a non-recurring event that has now been fixed.

.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Comparative Table of Consolidated Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011
YTD 2011	417,492	264	1.40	2,609,347	14,765	73.7	78.9	5.53	89.05
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10
Production 2009
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.94	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	7.53	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.64	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.92	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	6.36	78.14

Q3, 2011 : Q3, 2010	9%	-1%	1%	8%	7%	-1%	-3%	-18%	12%

Q3, 2011 : Q2, 2011	1%	-1%	8%	1%	2%	1%	-7%	-28%	-5%

YTD 2011:YTD 2010	15%	-1%	2%	9%	15%	-4%	-2%	-9%	8%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Comparative Table of Guanacevi Mine Operations

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2011 Year:
Q1, 2011	91,104	307	0.70	663,202	1,750	73.8	85.4	8.63	89.11
Q2, 2011	85,594	310	0.69	618,083	1,633	72.5	86.0	10.85	106.55
Q3, 2011	87,662	305	0.83	647,397	1,933	75.3	82.6	9.61	107.05
Q4, 2011
YTD 2011	264,360	307	0.74	1,928,682	5,316	73.8	84.7	9.67	100.70
Production 2010 Year:
Q1, 2010	69,522	333	0.74	574,796	1,277	77.2	77.2	8.51	87.97
Q2, 2010	75,701	332	0.80	622,385	1,602	77.0	82.3	9.30	100.61
Q3, 2010	75,039	326	0.77	585,422	1,545	74.4	83.2	8.80	94.71
Q4, 2010	91,825	308	0.65	666,343	1,612	73.3	84.0	8.91	84.53
Total	312,087	324	0.74	2,448,946	6,036	75.3	81.9	8.89	91.64
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	8.35	81.41
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	10.02	96.86
Q3, 2009	54,791	317	0.69	457,609	1,109	79.3	89.8	8.97	90.82
Q4, 2009	70,832	332	1.17	587,477	2,021	77.7	75.9	6.95	89.68
Total	230,632	322	0.80	1,870,337	4,877	78.3	84.3	8.44	89.80

Q3, 2011 : Q3, 2010	17%	-6%	8%	11%	25%	1%	-1%	9%	13%

Q3, 2011 : Q2, 2011	2%	-2%	20%	5%	18%	4%	-4%	-11%	0%

YTD 2011: YTD 2010	20%	-7%	-4%	8%	20%	-3%	5%	15%	6%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Comparative Table of Guanajuato Mine Operations

Period	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2011 Year:
Q1, 2011	50,838	184	2.53	236,931	3,258	78.8	78.8	(6.59)	61.75
Q2, 2011	51,364	192	2.48	232,393	3,198	73.3	78.1	(3.31)	80.25
Q3, 2011	50,930	190	2.57	211,341	2,993	67.9	71.1	(9.02)	64.66
Q4, 2011
YTD 2010	153,132	189	2.53	680,665	9,449	73.3	76.0	(6.23)	68.92
Production 2010 Year:
Q1, 2010	43,441	168	2.29	191,414	2,498	81.6	79.5	1.23	65.81
Q2, 2010	48,124	166	2.14	204,054	2,858	79.4	86.3	(1.77)	64.81
Q3, 2010	51,560	177	2.45	211,632	3,060	72.1	75.3	(1.33)	61.91
Q4, 2010	51,798	195	2.66	229,588	3,259	70.7	73.6	(6.02)	74.37
Total	194,923	177	2.39	836,688	11,675	75.7	78.5	(2.14)	66.81
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90	64.75
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38	53.68
Q3, 2009	38,485	206	2.45	204,294	2,495	80.2	82.3	(1.82)	61.95
Q4, 2009	44,650	171	2.34	191,867	2,570	78.2	76.5	(1.31)	62.24
Total	154,195	187	2.13	728,181	8,421	78.3	81.3	1.01	60.71

Q3, 2011 : Q3, 2010	-1%	7%	5%	0%	-2%	-6%	-6%	578%	4%

Q3, 2011 : Q2, 2011	-1%	-1%	4%	-9%	-6%	-7%	-9%	173%	-19%

YTD 2011 : YTD 2010	7%	10%	10%	12%	12%	-5%	-5%	-831%	8%

Cash Costs and Direct Costs (Non-IFRS Measures)

Cash cost per oz and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales net of changes in inventories. The cash cost per oz of silver produced reflects the cost of sales, net of changes in inventories costs, changes in the fair market value gold inventories and gold credits. In prior periods, the Company used cash operating costs as a unit of measure which excluded royalty costs from the cash cost calculation.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2011):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Direct Production Costs	$33,465		$10,997	$12,109	$10,359
Royalties	1,712		636	631	445
Add/(Subtract):
Change in Finished Goods Inventories	1,999		1,044	502	453
Direct Costs	$37,176	$-	$12,677	$13,242	$11,257
Add/(Subtract):
Change in By-Product Inventories	(2,640)		(472)	(1,302)	(866)
By-Product gold sales	(20,263)		(7,932)	(6,060)	(6,271)
Cash Costs	$14,273	$-	$4,273	$5,880	$4,120
Throughput tonnes	417,492		138,592	136,958	141,942
Ozs Produced	2,609,347		858,738	850,476	900,133
Ozs Payable	2,583,254		850,152	841,970	891,132
Direct Cost per Tonne US$	$89.05		$91.47	$96.69	$79.31
Cash Cost Per Oz US$ *	$5.53		$5.03	$6.98	$4.62

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Production Costs	$23,227		$7,084	$8,555	$7,588
Royalties	1,712		636	631	445
Add/(Subtract):
Change in Inventories	1,683		1,664	(66)	85
Direct Costs	$26,622	$-	$9,384	$9,120	$8,118
Add/(Subtract):
Change in By-Product Inventories	(714)		(371)	(204)	(139)
By-Product gold sales	(7,440)		(2,852)	(2,274)	(2,314)
Cash Costs	$18,468	$-	$6,161	$6,642	$5,665
Throughput tonnes	264,360		87,662	85,594	91,104
Ozs Produced	1,928,682		647,397	618,083	663,202
Ozs Payable	1,909,395		640,923	611,902	656,570
Direct Cost per Tonne US$	$100.70		$107.05	$106.55	$89.11
Cash Cost Per Oz US$ *	$9.67		$9.61	$10.85	$8.63

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-11	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Cost of Sales	$10,238		$3,913	$3,554	$2,771
Add/(Subtract):
Change in Inventories	316		(620)	568	368
Direct Costs	$10,554	$-	$3,293	$4,122	$3,139
Add/(Subtract):
Change in By-Product Inventories	(1,926)		(101)	(1,098)	(727)
By-Product gold sales	(12,823)		(5,080)	(3,786)	(3,957)
Cash Costs	$(4,195)	$-	$(1,888)	$(762)	$(1,545)
Throughput tonnes	153,132		50,930	51,364	50,838
Ozs Produced	680,665		211,341	232,393	236,931
Ozs Payable	673,859		209,229	230,068	234,562
Direct Cost per Tonne US$	$68.92		$64.66	$80.25	$61.75
Cash Cost Per Oz US$ *	($6.23)		($9.02)	($3.31)	($6.59)
* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Reconciliation of cash operating cost per oz and direct cost per tonne to cost of sales (2010):

Consolidated (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$40,302	$10,901	$10,711	$9,752	$8,938
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	109	391	(559)	468	(191)
Direct Costs	41,623	11,614	10,299	10,735	8,975
Add/(Subtract):
Change in By-Product Inventories	683	807	(1,075)	(70)	1,021
By-Product gold sales	(22,528)	(7,915)	(4,401)	(5,292)	(4,920)
Cash Costs	$19,778	$4,506	$4,823	$5,373	$5,076
Throughput tonnes	507,010	143,623	126,599	123,825	112,963
Ozs Produced	3,285,634	895,931	797,054	826,439	766,210
Ozs Payable	3,252,778	886,973	789,080	818,176	758,549
Direct Cost per Tonne US$	$82.10	$80.86	$81.35	$86.69	$79.45
Cash Cost Per Oz US$ *	$6.08	$5.08	$6.11	$6.57	$6.69

Guanacevi Mines (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$27,648	$6,913	$8,016	$6,785	$5,934
Royalties	1,212	322	147	515	228
Add/(Subtract):
Change in Inventories	(259)	527	(1,056)	316	(46)
Direct Costs	28,601	7,762	7,107	7,616	6,116
Add/(Subtract):
Change in By-Product Inventories	676	585	(255)	63	283
By-Product gold sales	(7,727)	(2,472)	(1,751)	(1,948)	(1,556)
Cash Costs	$21,550	$5,875	$5,101	$5,731	$4,843
Throughput tonnes	312,087	91,825	75,039	75,701	69,522
Ozs Produced	2,448,946	666,343	585,422	622,385	574,796
Ozs Payable	2,424,457	659,681	579,566	616,161	569,049
Direct Cost per Tonne US$	$91.64	$84.53	$94.71	$100.61	$87.97
Cash Cost Per Oz US$ *	$8.89	$8.91	$8.80	$9.30	$8.51

Guanajuato Mines Project (in US $000s except ozs produced/payable, cash cost/oz and direct cost/tonne)
	For the year ended	For the three months ended
	31-Dec-10	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Cost of Sales	$12,654	$3,988	$2,695	$2,967	$3,004
Add/(Subtract):
Change in Inventories	368	(136)	497	152	(145)
Direct Costs	13,022	3,852	3,192	3,119	2,859
Add/(Subtract):
Change in By-Product Inventories	7	222	(820)	(133)	738
By-Product gold sales	(14,801)	(5,443)	(2,650)	(3,344)	(3,364)
Cash Costs	$(1,772)	$(1,369)	$(278)	$(358)	$233
Throughput tonnes	194,923	51,798	51,560	48,124	43,441
Ozs Produced	836,688	229,588	211,632	204,054	191,414
Ozs Payable	828,321	227,292	209,514	202,015	189,500
Direct Cost per Tonne US$	$66.81	$74.37	$61.91	$64.81	$65.81
Cash Cost Per Oz US$ *	($2.14)	($6.02)	($1.33)	($1.77)	$1.23

* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Exploration Results

The Company commenced an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program in January 2011 to test multiple exploration targets within three mining districts plus any new properties acquired during the year. During the quarter the Board of Directors approved a supplemental budget of $4.1 million to drill an additional 23,000 meters in order to expand the discoveries in Guanajuato and to explore new properties acquired during the quarter.

In the San Pedro area of the Guanacevi district, 52 holes totalling 13,900 meters have been drilled to date testing various high grade veins. Results have been encouraging but spotty and more drilling is required in order to outline new resources, particularly along the El Soto and Epsilon veins. The Company also expanded its property holdings in the district of Guanacevi by acquiring the La Brisa properties (2,836 hectares), located approximately 10 kilometers southeast of the mine, and the El Compas properties (37 hectares) located in the San Pedro area. The supplemental budget included 10,000 meters of follow up drilling for the Guanacevi district, and 1,500 meters for Phase 1 drilling on the La Brisa concessions during the fourth quarter.

At Guanajuato, 72 holes totalling 19,400 meters were drilled targeting the new veins discovered near the Lucero South mine. Results have been very good and Q3 drilling highlights include 448 grams per tonne (gpt) silver and 14.0 gpt gold over 4.61 meters (m) true width (31.4 ounces per ton (opt) silver equivalent based on a silver: gold ratio of 45:1 over 15.1 feet (ft)) and 170 gpt silver and 7.73 gpt gold over 7.14 m in the Daniela vein (15.1 opt silver equivalent over 23.4 ft).

In addition, Phase 1 drill programs at the new Belen property in the district of Guanajuato and on the San Sebastian properties in Jalisco were significantly advanced. A total of 21 holes and 5,300 meters were drilled at Belen to quarter end and 26 holes totalling 4,800 meters were drilled at the San Sebastian properties with initial results anticipated in the fourth quarter.

During Q3, 2011, the Company announced that it has acquired an option to purchase the La Presidenta, a 1,700 hectare silver property in the Copiapo region of northern Chile. La Presidenta has a history of small scale silver mining and appears to be prospective for the discovery of bulk tonnage, low grade silver mineralization. A Phase 1, 15 hole, 3,500 meter reverse circulation drill program is now underway to test the historic mineralized manto area on the property along strike and down dip.

CONSOLIDATED FINANCIAL RESULTS

Review of Consolidated Financial Results

Nine months ended September 30, 2011 compared with the nine months ended September 30, 2010

For the nine months ended September 30, 2011, the Company’s Mine Operating Earnings were $61.9 million (2010: $17.3 million) on Sales of $110.5 million (2010: $58.0 million) with Cost of Sales of $48.6 million (2010: $40.7 million).

Operating Earnings were $47.0 million (2010: $7.2 million) after Exploration costs of $6.8 million (2010: $3.8 million) and General and Administrative costs of $8.1 million (2010: $6.3 million).

Earnings Before Taxes were $36.8 million (2010: Loss Before Taxes $0.2 million) after Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 14) of $13.4 million (2010: $0.9 million), Foreign Exchange Loss of $3.3 million (2010: Gain of $0.2 million) and Investment and Other Income of $6.5 million (2010: $0.5 million). In 2010, the Company also had $7.2 million Finance Costs related to convertible debentures held at the time. The Company realized Net Earnings for the period of $20.5 million (2010: Net Loss of $6.1 million) after an Income Tax Provision of $16.3 million (2010: $5.9 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Sales of $110.5 million for the period represent a 91% increase over the $58.0 million for the same period in 2010 primarily due to increased realized silver and gold prices during the period. During the period, the Company sold 2,438,784 oz silver and 13,144 oz gold, for realized prices of $37.00 and $1,542 per oz respectively as compared to sales of 2,409,635 oz silver and 12,393 oz gold for realized prices of $18.02 and $1,179 per oz respectively in the same period of 2010.

The realized prices of $37.00 per oz for silver and $1,542 per oz for gold are 2% and 1% higher, respectively, than the average 2011 spot prices of $36.20 per oz and $1,533 per oz due to the timing of the sales. The Company also accumulated 270,536 oz silver and 2,420 oz gold finished goods at September 30, 2011 as compared to 127,097 oz silver and 957 oz gold at December 31, 2010. The cost allocated to these Finished Goods is $5.6 million compared to $2.4 million at December 31, 2010.

Cost of Sales for the period was $48.6 million, an increase of 19% over the Cost of Sales of $40.7 million for the same period of 2010. The 19% increase in the cost of sales is a result of the higher tonnage throughput at the operations along with added cost pressures related to labour, pumping and power costs at Guanacevi as the North Porvenir mine continues to depth.

Exploration expenses increased to $6.8 million from $3.8 million in 2010 reflecting management’s decision to increase exploration activities in 2011. General and Administrative expenses increased by 29% to $8.1 million for the period as compared to $6.3 million in 2010 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as higher labour costs for corporate staff.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 14) of $13.4 million, while the same period in 2010 had a Mark to Market Loss on Derivative Liabilities for $0.9 million. The loss is a reflection of the Company’s share price rising from CAN$7.30 at December 31, 2010 to CAN$9.44 at period-end and a number of exercises during the third quarter while the Company’s share price was significantly higher.

The Company experienced a Foreign Exchange Loss of $3.3 million as compared to a gain of $0.2 million for the same period in 2010. The $3.3 million loss is primarily due to the weakening of the Canadian Dollar against the US Dollar resulting in lower valuations on the Canadian Dollar cash accounts.

The increase in Investment and Other income includes gains on short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an Income Tax Provision of $16.3 million as compared to $5.9 million for 2010. The change in the income tax provision is due to the increased profitability of the Company’s Mexican subsidiaries.

Three months ended September 30, 2011 compared with the three months ended September 30, 2010

For the three months ended September 30, 2011, the Company’s Mine Operating Earnings were $22.1 million (2010: $5.2 million) on Sales of $38.7 million (2010: $20.1 million) with Cost of Sales of $16.6 million (2010: $14.9 million).

Operating Earnings were $16.1 million (2010: $1.7 million) after Exploration costs of $3.1 million (2010: $1.3 million) and General and Administrative costs of $2.9 million (2010: $2.2 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Earnings Before Taxes were $9.0 million (2010: Loss Before Taxes of $7.3 million) after Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 14) of $5.8 million (2010: Loss of $4.7 million), Foreign Exchange Loss of $4.8 million (2010: Foreign Exchange Gain of $0.2 million) and Investment and Other Income of $3.5 million (2010: $0.2 million). In 2010, the Company also had $4.7 million Finance Costs related to convertible debentures held at the time. The Company realized Net Earnings for the period of $3.1 million (2010: Net Loss of $9.5 million) after an Income Tax Provision of $5.9 million (2010: $2.2 million).

Sales of $38.7 million for the period represent a 93% increase over the $20.1 million for the same period in 2010 due to increased realized silver and gold prices during the period. During the period, the Company sold 757,548 oz silver and 4,725 oz gold, for realized prices of $40.72 and $1,679 per oz respectively as compared to sales of 849,858 oz silver and 3.550 oz gold for realized prices of $18.46 and $1,240 per oz respectively in the same period of 2010.

The realized prices of $40.72 per oz for silver and $1,679 per oz for gold are 5% higher and 1% lower than the average 2011 spot prices of $38.79 per oz and $1,700 per oz respectively due to the timing of the sales. The Company also accumulated 270,536 oz silver and 2,420 oz gold finished goods at September 30, 2011 as compared to 177,935 oz silver and 2,291 oz gold at June 30, 2011. The cost allocated to these Finished Goods is $5.6 million compared to $3.8 million at June 30, 2011.

Cost of Sales for the period was $16.6 million, an increase of 11% over the Cost of Sales of $14.9 million for the same period of 2010. As noted above, management decided to carry a significant amount of silver and gold bullion because of the sharp drop in precious metal prices late in the quarter, so actual ounces sold were down in Q3 2011 compared to Q3 2010. On a cost per tonne basis, costs climbed 8% because of industry demands for mining inputs. Our most significant operating cost, labour, is experiencing significant competition for skilled mining professionals from the global market place resulting in higher retention and recruiting costs for the Company.

Exploration expenses increased to $3.1 million from $1.3 million in 2010 reflecting management’s decision to increase exploration activities in 2011. General and Administrative expenses increased by 32% to $2.9 million for the period as compared to $2.2 million in 2010 primarily due to an increase in the foreign exchange translation of Canadian dollar denominated expenses as well as higher labour costs for corporate staff.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different to the functional currency of the Company. During the period, there was a Mark to Market Loss on Derivative Liabilities (see Adjusted Earnings comment on page 14) of $5.8 million, while the same period in 2010 had a Mark to Market Loss on Derivative Liabilities of $4.7 million. The loss in the current period is a reflection of the Company’s share price increasing from CAN$8.12 at June 30, 2011 to CAN$9.44 at period-end and a number of exercises during the quarter while the Company’s share price was significantly higher..

The Company experienced a Foreign Exchange Loss of $4.8 million as compared to a foreign exchange gain of $0.2 million for the same period in 2010. The $4.8 million loss is primarily due to the weakening of the Canadian Dollar against the US Dollar resulting in lower valuations on the Canadian Dollar cash accounts.

The increase in Investment and Other income includes gains on short term silver and gold options that the Company enters into from time to time as part of its metal sales strategy. There was an Income Tax Provision of $5.9 million as compared to $2.2 million for 2010. The change in the income tax provision is due to the increased profitability of the Company’s Mexican subsidiaries.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Summary of Quarterly Results

	International Financial Reporting Standards							Canadian GAAP
	Dec 31, 2011			Dec. 31, 2010				Dec. 31, 2009
(in US$000s except per share amounts)	Period End			Period End				Period End

	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Total revenues	$38,776	$36,363	$35,352	$28,475	$20,091	$19,692	$18,252	$24,250

Direct costs	10,997	12,109	10,359	10,901	10,711	9,752	8,938	11,439
Royalties	636	631	445	322	147	515	228
Mine operating cash flow	$27,143	$23,623	$24,548	$17,252	$9,233	$9,425	$9,086	$12,811

Stock-based compensation	170	132	35	201	173	265	55
Amortization and depletion	4,841	4,247	3,943	5,016	3,853	2,905	3,139	4,563
Mine operating earnings / (loss)	$22,132	$19,244	$20,570	$12,035	$5,207	$6,255	$5,892	$8,248

Net earnings (loss):	$3,097	$16,966	$485	$(14,683)	$(9,573)	$(3,208)	$6,722	$3,133
Loss (gain) on derivative liabilities	5,777	(6,334)	13,965	21,212	4,746	1,761	(5,607)	-
Adjusted net earnings (loss)	$8,874	$10,632	$14,450	$6,529	$(4,827)	$(1,447)	$1,115	$3,133

(i) Basic earnings per share	$0.04	$0.20	$0.01	$(0.20)	$(0.15)	$(0.05)	$0.11	$0.06
(ii) Diluted earnings per share	$0.04	$0.12	$0.01	$(0.20)	$(0.15)	$(0.05)	$0.03	$0.06
(iii) Diluted adjusted earnings per share	$0.10	$0.12	$0.16	$(0.01)	$0.03	$(0.02)	$0.03	$0.06

Mine Operating Cash Flow and Adjusted Earnings (Non-IFRS Measures)

Adjusted earnings is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different to the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Mine operating cash flow is a non-IFRS measures that does not have a standardized meaning prescribed by IFRS and is therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Quarterly Trends and Analysis

In the 4th quarter of 2009, the Company had a significant increase in sales over previous quarters. The increase in sales was due to 3 main factors: an increase in the price of silver and gold; an increase in production; and the timing of finished goods sales. During the Q4, 2009, there was an increase in production of 18% for silver and 27% for gold over the previous quarter and more robust silver and gold prices. The Company also accumulated a large finished goods inventory at September 30, 2009 which was converted to sales during Q4, 2009 resulting in a significant increase in cost of sales and depreciation and depletion for the quarter.

In the 1st quarter of 2010, the Company continued to experience an increase in sales over previous quarters, with the exception of Q4, 2009 where sales reflected the realization of the sale of a large finished goods balance produced in Q3, 2009. Silver production experienced a 2% decrease from Q4, 2009 but was a significant increase compared to prior periods.

In the 2nd quarter of 2010, the Company continued to experience an increase in sales over the previous quarter, with the Company achieving the highest quarterly production at that time with a robust silver price. Silver production experienced a 41% increase from the same period in 2009 and an 8% increase from Q1, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

In the 3rd quarter of 2010, the Company experienced increased sales over the previous quarter. Although the consolidated production was slightly lower than the previous quarter the Company sold more silver ounces in Q3 than Q2 and silver and gold prices remained robust.

In the 4th quarter of 2010, the Company once again realized increased sales over the previous quarter and achieved record production, while silver and gold prices remained robust and provided record sales.

In the 1st quarter of 2011, the Company’s continued to increase production while revenues jumped with the significant rise in silver and gold prices. The Company’s operating costs remained relatively constant, however the Company notes that the shortage of skilled mining professionals is driving labour costs higher across the industry. The Company incurs a significant portion of its operating costs in Mexican Pesos which have appreciated thereby putting upward pressure on our near-term operating costs.

In the 2nd quarter of 2011, the Company continued to increase production while revenues jumped with the significant rise in silver and gold prices. A number of factors have affected our cost per tonne including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso to US dollars, supply constraints on re-agents, mining in zones subject to royalties, while we had some one-time equipment availability issues affecting our mined tonnes and plant throughput at Guanacevi. Some of these costs are expected for the foreseeable future, while an expected increase in mined tonnes at Guanajuato will help mitigated rising costs going forward.

In the 3rd quarter of 2011, the Company continued to increase production while revenues climbed with the continued appreciation of silver and gold prices. A number of factors have affected our cost per tonne including an extremely competitive labour market, rising power costs, appreciation of the Mexican Peso to US dollars, and supply constraints on re-agents. Some of these costs are expected to continue into the foreseeable future, while an expected increase in mined tonnes at Guanajuato starting in the fourth quarter will help mitigate rising costs going forward.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp. and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having common directors. From time to time, Endeavour will incur third-party costs on behalf of the related parties and an unrelated party, Parallel Resources Ltd., on a full cost recovery basis. The Company has $124,000 receivable related to administration costs outstanding as of September 30, 2011 (December 31, 2010 – $133,000) and the Company has $108,000 receivable from Aztec related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of September 30, 2011 (December 31, 2010 - $114,000). The Company has provided an allowance for amounts due from Aztec totalling $180,000 for amounts outstanding since 2008 therefore the net related party receivable amount totals $52,000.

During the period ended September 30, 2011, the Company paid $108,000 (2010 - $115,000) for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner.

Update on Use of Proceeds from Recent Financings

On December 1, 2010, the Company received net proceeds of Cdn$50.1 million from a prospectus offering of shares. Based on the December 1, 2010 noon exchange rate reported by the Bank of Canada of Cdn$1.00 = US$0.9843, this amount was equivalent to US$49.3 million. As disclosed in the Company’s short form prospectus dated November 24, 2010, US$35 million of the net proceeds from this offering were intended to be used for mine development and plant expansions at the Guanacevi and Guanajuato Mines projects, exploration projects and potential acquisitions as set out in the table below, with the balance of US$14.3 million to be used for working capital. As of September 30, 2010, the company had spent a total of $24,818,000 of the allocated net proceeds. The mine development, plant expansion and exploration programs for 2011 are well underway with completion expected by the end of 2011.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Any planned expenditures above the allocated amounts have been paid from operating cash flows. There have been no expenditures on potential acquisitions at this time but they remain budgeted for 2011 or beyond.

Use of proceeds	Expected (US$)	Actual (US$)	Variance (US$)
Mine Development – Guanacevi & Guanajuato	$11,000,000	$ 11,000,000	$ -
Plant expansion – Guanacevi & Guanajuato	7,000,000	7,000,000	-
Exploration	7,000,000	6,818,000	182,000
Potential acquisitions	10,000,000	-	10,000,000
Total	$35,000,000	$24,818,000	$ 10,182,000

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $68.0 million at December 31, 2010 to $92.8 million at September 30, 2011. The Company had working capital of $145.7 million at September 30, 2011 (December 31, 2010 - $102.2 million). The $43.0 million increase in working capital is primarily a result of the increases in cash of $24.8 million, available for sale investments of $11.9 million, accounts receivable and prepaids of $4.9 million and inventory of $8.1 million and a decrease in accounts payable of $1.2 million less a decrease in short term investments of $5.0 million, an increase in income tax payable of $2.2million and a decrease in related party receivables of $0.2 million. Operating activities provided $50.2 million during the first three quarters of 2011 compared to providing $10.7 million during the same period in 2010. The significant non-cash adjustments to net earnings of $20.5 million were for the mark to market loss on derivative liability of $13.4 million, a deferred income tax expense provision of $6.5 million, depreciation, depletion of $13.1 million, stock-based compensation of $3.4 million, an unrealized foreign exchange loss of $2.1 million, a gain on marketable securities of $1.0 million and an increase in non-cash working capital of $8.0 million. The increase in non-cash working capital is primarily due to increased accounts receivable and prepaids and increased inventories offset by increased and income taxes accrual.

Investing activities during the year used $38.3 million as compared to $20.6 million in 2010 with investments in property, plant and equipment totalling $30.2 million compared to $22.8 million in 2010. There was also $8.3 million net invested in short term investments compared to net proceeds on disposition of short term investments of $2.2 million in 2010.

The Company invested a total of $30.2 million in property, plant and equipment during 2011, with all of the amounts settled for cash. Approximately $12.4 million was invested at Guanacevi with $7.3 million spent on mine development, $1.6 million spent on the plant, $3.1 million on mine equipment and $0.4 million on office equipment, building upgrades and vehicles. Approximately $17.3 million was invested at Guanajuato with $7.9 million spent on mine development, $6.0 million on the plant expansion, $2.9 million on mine equipment, $0.5 million spent on office equipment, building upgrades and vehicles. There was an additional $0.4 million spent on exploration vehicles and property option payments. The Company spent the remaining $0.5 million on exploration property costs and capital assets for the exploration and corporate offices.

As at September 30, 2011, the Company held $15.0 million in short term investments and $15.5 million in available for sale investments. The short term investments consist of various government bonds with maturity dates greater than 90 days, various Canadian bank bonds, all deemed to be high grade investments. The available for sale investments consist primarily of Notes receivable (formerly asset backed commercial paper) valued at $3.4 million and marketable securities valued at $12.1 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Financing activities during the 2011 year generated $15.0 million as compared to $2.4 million during 2010. During 2011 there was $5.7 million realized from the exercise of stock options and $9.3 million realized from the exercise of share purchase warrants. During 2010, there was $2.9 million realized from the exercise of stock options, $0.5 million realized from the exercise of share purchase warrants and interest paid on convertible debentures of $1.0 million.

As at September 30, 2011, the Company’s issued share capital was $246.9 million representing 85,942,564 common shares compared to $205.9 million representing 80,720,420 common shares at December 31, 2010. Of the 5,222,144 common shares issued during the period, 1,903,400 were issued upon stock option exercises, 3,219,314 were issued on exercise of warrants, 3,600 were issued under the Company’s stock bonus plan, 93,750 shares previously held in escrow were cancelled and 189,580 were issued upon the exercise of stock options as share appreciation rights.

As at September 30, 2011, the Company had 3,718,600 options to purchase common shares outstanding with a weighted average exercise price of CAN $5.06 and had 3,506,393 share purchase warrants outstanding with a weighted average exercise price of CAN $2.62.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80,000, plus an estimated additional interest and penalties of $80,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. The Company commenced the appeal process in 2010.

Refinadora Plata Guanacevi SA de CV’s, a subsidiary of Endeavour, received a $5.3 million assessment on April 12th, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, other than as follows. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $533, plus an additional interest and penalties of $275, for which the Company has made a provision in the consolidated financial statements for the period ended June 30, 2011. The Company has provided the government a 3% bond and has commenced the appeal process.

Capital Requirements

The Company plans to invest a total of $36.7 million on capital projects in 2011 at both operations, with the focus on expanding the Guanajuato plant to 1,000 tpd, acquiring additional mining equipment for Guanajuato, installing a dry stack tailings facility at Guanacevi and carrying out accelerated mine development and infill drilling at both mines. These planned expenditures are expected to be financed from mine operating cash flows and current cash balances.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

At Guanacevi, a total of $21.8 million was planned for the continued expansion and upgrading of the operations. A total of $8.1 million was planned for mine development of the Santa Cruz and Porvenir Cuatro ore-bodies and continued access into the North Porvenir ore-body, $6.0 million was budgeted for a tailings filtration and dry-stack facility and other upgrades of the plant circuit, and $7.2 million was for underground mine equipment, primarily pump station expansions and a power station upgrade. The remaining balance of $0.5 million will be spent on various support infrastructure at Guanacevi.

The engineering of tailings filtration and dry stack facility and power station upgrade were completed in the first half of the year with construction is expected to be completed on time in the fourth quarter of 2011. The Company has spent $7.2 million to complete 5.1 kilometers of underground development, 85% of the entire 2011 plan.

At Guanajuato, a total of $14.9 million was planned for the continued expansion and upgrading of the operations. A total of $6.5 million was planned to further develop the Lucero, Karina and Bolanitos veins, and $5.2 million was budgeted for the expansion of the plant from 800 tpd to 1,000 tpd. An additional $2.6 million will be spent on underground equipment and $0.6 million for other infrastructure support at Guanajuato.

At Guanajuato, $5.4 million was invested completing 4.9 km of underground development and $5.7 million was spent on the plant expansion program. The new 1,000 tpd mill circuit was running before quarter end.. A total of $3.3 million has been spent on various equipment, including 2 new scoop trams to accelerate development and improve the mine production. Additionally $2.5 million has been spent on step-out and infill drilling the South Bolanitos area.

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, short term investments, available for sale investments, receivables, accounts payable and accrued liabilities. Cash and cash equivalents and short term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, and promissory note are designated as other financial liabilities and recorded at amortized cost. Marketable securities and notes receivable are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and short term investments are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable and accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

The Company had issued convertible debentures which were outstanding until September 2010 and which were designated as other financial liabilities and recorded at amortized cost. The fair values of the convertible debentures were classified within Level 2 while outstanding.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, short-term investments, notes receivable and IVA receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, which cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, short term investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company’s financial instruments are subject to are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada make it subject it to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Contractual Obligations

The Company had the following contractual obligations at September 30, 2011:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$2,920	$2,920	$-	$-	$-
Operating Lease	1,595	265	540	558	232
Other Long-Term Liabilities	2,546	-	808	-	1,738
Total	$7,061	$3,185	$1,348	$558	$1,970

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Outstanding Share Data

As of November 1, 2011, the Company had the following items issued and outstanding:

  87,318,298 common shares
  options to purchase 3,718,600 common shares with a weighted average exercise price of CAN$5.06 per share expiring between January 1, 2013 and June 14, 2017.
  2,111,238 share purchase warrants with a weighted average exercise price of CAN$1.98 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

QUARTERLY OUTLOOK

Financial

In Q4, 2011, Endeavour anticipates its financial performance will continue to improve, reflecting the current high silver and gold prices and an increase in the Company’s precious metal production resulting from the newly expanded mill and flotation circuits at the Guanajuato plant. Inflationary pressures on operating costs in the short term should be offset by the new economies of scale attained at the Guanajuato operations, as well as the rising gold by-product credit.

Production

The Guanajuato plant expansion was completed in Q3 2011, thereby by facilitating an increase in the Guanajuato operating capacity by 60% in Q2, 2011. Through the first three quarters, the Guanajuato mine produced at close to its 600 tpd capacity and commenced production at 1,000 tpd in October. The old 600 tpd circuit will be utilized on an as-needed basis once the commissioning is complete until such time as the Company has sufficient new reserves and resources to ramp production up production to the new 1,600 tpd mill capacity. The newly installed 1,000 tpd plant circuit should be met with increased production from Lucero vein as well as initial production from our 2010 discoveries of the Karina, Fernanda and Daniela veins which are now being developed underground.

The Guanacevi mine is currently producing at close to its 1,000 tonne per day (tpd) capacity and that is expected to continue in Q4, 2011. Guanacevi currently draws 80% of its ore production from the Porvenir Mine with the balance coming from Porvenir Dos, Porvenir Cuatro and Santa Cruz. However, Santa Cruz production will continue to escalate as mine development advances and Porvenir Dos will continue to decline as it nears the end of its mine-life early in 2012.

Exploration

In Q3 2011, Endeavour increased it’s 2011 exploration budget by 45% to an aggressive $13.3 million, 71,000 meter exploration program in order to expand drilling within three mining districts and initiate drilling on multiple exploration targets on the newly-acquired properties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

Recently released Canadian accounting standards

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for periods ending December 31, 2011 and therefore have not been applied in preparation of the September 30, 2011 consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 9(b) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the nine months ended September 30, 2011 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises would be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and has reported under IFRS for the period ended September 30, 2011, with restatement of comparative information presented.

FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (IFRS 1), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

The Company has elected to apply the following optional exemptions

Share-based payment transactions
IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and has applied IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date

Business Combinations
IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company has elected to apply IFRS 3 to business combinations that occur on or after January 1, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Decommissioning Liabilities
IFRS requires specified changes in a decommissioning or similar liability to be added or deducted from the cost of the asset to which it relates. The adjusted depreciable amount is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first time adopter to not comply fully with these accounting requirements for changes in such liabilities that occurred before the date of transition and instead apply a simplified method which is set out in IFRS 1. The Company has elected this exemption.

Cumulative translation differences
IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such the cumulative translation amount of $212,000 previously included in other comprehensive income has been reallocated to deficit.

Borrowing Costs
Borrowing costs related to the acquisition, construction or production of qualifying assets must be capitalized under IAS 23(R). This is effective for fiscal years beginning on or after January 1, 2009, with earlier application permitted. IFRS 1 allows the effective date to be the date of transition to IFRS rather than January 1, 2009. The Company has elected this exemption and as such there is no difference between Canadian GAAP and IFRS on transition.

Fair value as deemed cost
The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an assets at opening balance sheet date. The Company has elected to use historical cost for its assets.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Income for the dates noted below. The effects of transition from GAAP to IFRS on the cash flow are not material; therefore a reconciliation of cash flows has not been presented.

Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010 Consolidated Interim Statement of Financial Position Reconciliation – September 30, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – Three months ended September 30, 2010.
Consolidated Interim Statement of Operations and Comprehensive Income Reconciliation – Nine months ended September 30, 2010.
Consolidated Statement of Financial Position Reconciliation – December 31, 2010
Consolidated Statement of Operations and Comprehensive Income Reconciliation – December 31, 2010.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The January 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1,	Effect of	January 1,
(expressed in US$000s )	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$26,702	$-	$26,702
Available for sale investments		4,521		4,521
Accounts receivable and prepaids		7,467		7,467
Inventories	e)	6,100	(68)	6,032
Due from related parties		243		243
Total current assets		45,033	(68)	44,965
Long term deposits		1,153		1,153
Long term investments		-		-
Redemption call option on covertible debentures	f)	2,693	(2,693)	-
Mineral property, plant and equipment	b) e)	57,002	(1,577)	55,425
Total assets		$105,881	$(4,338)	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$-	$5,230
Current portion of promissory note		231		231
Accrued interest on convertible debentures		254		254
Income taxes payable		545		545
Total current liabilities		6,260	-	6,260

Promissory note		248		248
Provision for reclamation and rehabilitation	b)	1,740	278	2,018
Future income tax liability	e)	8,103	(158)	7,945
Liability portion of convertible debentures	f)	8,149	(4,483)	3,666
Convertible debenture derivative liability	f)	-	21,926	21,926
Warrant Derivative Liability	d)	-	7,823	7,823
Total liabilities		24,500	25,386	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203	d) f)	112,173	(2,760)	109,413
Equity portion of convertible debentures	f)	2,164	(2,164)	-
Contributed surplus	a)	12,948	(5,629)	7,319
Accumulated comprehensive income	c)	749	(212)	537
Deficit		(46,653)	(18,959)	(65,612)
Total shareholders' equity		81,381	(29,724)	51,657
		$105,881	$(4,338)	$101,543

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The September 30, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		September 30,	Effect of	September 30,
(expressed in US$000s )	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$19,646	$-	$19,646
Available for sale investments		3,254		3,254
Accounts receivable and prepaids		17,350		17,350
Inventories	e)	11,023	(73)	10,950
Due from related parties		390		390
Total current assets		51,663	(73)	51,590
Long term deposits		1,202		1,202
Mineral property, plant and equipment	b) e)	70,138	(1,401)	68,737
Total assets		$123,003	$(1,474)	$121,529

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$7,318	$-	$7,318
Current portion of promissory note		231		231
Income taxes payable		1,653		1,653
Total current liabilities		9,202	-	9,202

Promissory note		106		106
Provision for reclamation and rehabilitatioin	b)	1,847	203	2,050
Future income tax liability	e)	13,723	2	13,725
Warrant Derivative Liability	d)	-	16,820	16,820
Total liabilities		24,878	17,025	41,903

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 69,757,153	d) f)	128,278	13,881	142,159
Contributed surplus	a)	13,788	(5,862)	7,926
Accumulated comprehensive income	c)	1,277	(212)	1,065
Deficit		(45,218)	(26,306)	(71,524)
Total shareholders' equity		98,125	(18,499)	79,626
		$123,003	$(1,474)	$121,529

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

		Three months ended		Three months ended
		September 30,	Effect of	September 30,
(expressed in US$000s except per share amounts)	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$20,091		$20,091

Cost of sales:
Direct Costs	g)	10,858	(148)	10,710
Royalties	g)	-	148	148
Stock-based compensation	g)	-	173	173
Amortization and depletion	b) e) g)	3,977	(124)	3,853
		14,835	49	14,884

Mine operating earnings		5,256	(49)	5,207

Expenses:
Exploration	g)	1,189	157	1,346
General and administrative	g)	1,126	1,061	2,187
		2,315	1,218	3,533

Income from operations		2,941	(1,267)	1,674

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(4,746)	(4,746)
Finance costs	f) g)	-	4,736	4,736

Other income (expense):
Mark-to-market gain on redemption call option	f)	413	(413)	-
Accretion of convertible debentures	g)	(248)	248	-
Stock-based compensation	a) g)	(1,353)	1,353	-
Foreign Exchange	e) f)	244	(60)	184
Realized gain on marketable securities		142		142
Investment and other income		117		117
		(685)	1,128	443

Income before income taxes		2,256	(9,621)	(7,365)

Income tax expense:
Current income tax expense		608	(49)	559
Deferred income tax expense	e)	1,521	128	1,649
		2,129	79	2,208

Net income (loss) for the period		127	(9,700)	(9,573)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(54)		(54)
Unrealized foreign exchange gain/ (loss) on investments		29		29
Unrealized gain/(loss) on other investments		72		72
Reclassification adjustment for loss (gain) included in net income		(142)		(142)
		(95)	-	(95)
Comprehensive income (loss) for the period		32	(9,700)	(9,668)

Basic earnings per share		$0.00	$(0.15)	$(0.15)

Weighted average number of shares outstanding		65,511,785	65,511,785	65,511,785

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The Canadian GAAP consolidated interim statement of operations and comprehensive income for the nine months ended September 30, 2010 has been reconciled to IFRS as follows:

		Nine months ended		Nine months ended
		September 30,	Effect of	September 30,
(expressed in US$000s except per share amounts)	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$58,035		$58,035

Cost of sales:
Direct Costs	g)	30,291	(891)	29,400
Royalties	g)	-	891	891
Stock-based compensation	g)	-	493	493
Amortization and depletion	b) e) g)	10,306	(409)	9,897
		40,597	84	40,681

Mine operating earnings		17,438	(84)	17,354

Expenses:
Exploration	g)	3,385	425	3,810
General and administrative	g)	3,514	2,792	6,306
		6,899	3,217	10,116

Income from operations		10,539	(3,301)	7,238

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(900)	(900)
Finance costs	f) g)	-	7,214	7,214

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(3,697)	3,697	-
Foreign Exchange	e) f)	153	72	225
Realized gain on marketable securities		189		189
Investment and other income		286		286
		(3,454)	4,154	700

Income before income taxes		7,085	(7,261)	(176)

Income tax expense:
Current income tax expense		660	-	660
Deferred income tax expense	e)	4,990	233	5,223
		5,650	233	5,883

Net income (loss) for the period		1,435	(7,494)	(6,059)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(28)		(28)
Unrealized foreign exchange gain/ (loss) on investments		-		-
Unrealized gain/(loss) on other investments		736		736
Reclassification adjustment for loss (gain) included in net income		(189)		(189)
		519	-	519
Comprehensive income (loss) for the period		1,954	(7,494)	(5,540)

Basic earnings per share		$0.02	$(0.12)	$(0.10)

Weighted average number of shares outstanding		63,004,088	63,004,088	63,004,088

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
(expressed in US$000s )	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS
ASSETS
Current assets
Cash and cash equivalents		$68,037		$68,037
Short term investments		20,009		20,009
Marketable securities		81		81
Notes receivable		3,551		3,551
Accounts receivable and prepaids		10,299		10,299
Inventories	e)	12,971	(88)	12,883
Due from related parties		218		218
Total current assets		115,166	(88)	115,078
Long term deposits		778		778
Mineral property, plant and equipment	b) e)	72,479	(1,238)	71,241
Total assets		$188,423	$(1,326)	$187,097

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464		$9,464
Current portion of promissory note		231		231
Income taxes payable		3,260		3,260
Total current liabilities		12,955		12,955

Promissory note		56		56
Provision for reclamation and rehabilitation	b)	2,242	282	2,524
Future income tax liability	e)	14,157	(834)	13,323
Warrant Derivative Liability	d)	-	29,348	29,348
Total liabilities		29,410	28,796	58,206

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 80,720,420	d) f)	183,296	22,566	205,862
Contributed surplus	a) d)	13,635	(5,842)	7,793
Accumulated comprehensive income	c)	1,656	(212)	1,444
Opening deficit		(46,653)	(18,812)	(65,465)
Deficit		7,079	(27,822)	(20,743)
Total shareholders' equity		159,013	(30,122)	128,891
		$188,423	$(1,326)	$187,097

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		December 31,	Effect of	December 31,
(expressed in US$000s except per share amounts)	Ref	2010	Transition to IFRS	2010
		CAN GAAP		IFRS

Revenue		$86,510		$86,510

Cost of sales:
Direct costs	g)	41,514	(1,212)	40,302
Royalties	g)	-	1,212	1,212
Stock-based compensation	g)	-	694	694
Amortization and depletion	b) e) g)	15,447	(534)	14,913
		56,961	160	57,121

Mine operating earnings		29,549	(160)	29,389

Expenses:
Exploration	g)	4,283	543	4,826
General and administrative	g)	5,485	3,513	8,998
		9,768	4,056	13,824

Income from operations		19,781	(4,216)	15,565

Mark-to-market gain (loss) on derivative liabilities	d) f)	-	(22,113)	(22,113)
Finance costs	f) g)	-	(7,233)	(7,233)

Other income (expense):
Mark-to-market gain on redemption call option	f)	703	(703)	-
Accretion of convertible debentures	g)	(1,088)	1,088	-
Stock-based compensation	a) g)	(4,679)	4,679	-
Foreign Exchange	e) f)	1,156	89	1,245
Gain (loss) on marketable securities		195		195
Investment and other income		478		478
		(3,235)	5,153	1,918

Income before income taxes		16,546	(28,409)	(11,863)

Income tax expense:
Current income tax expense		3,786		3,786
Deferred income tax expense	e)	5,681	(587)	5,094
		9,467	(587)	8,880

Net income (loss) for the period		7,079	(27,822)	(20,743)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		22		22
Unrealized gain on notes receivable		953		953
Unrealized foreign exchange gain (loss) on available for sale securities		127		127
Reclassification adjustment for loss (gain) included in net income		(195)		(195)
		907	-	907
Comprehensive income (loss) for the period		7,986	(27,822)	(19,836)

Basic earnings per share based on net earnings		$0.11	$(0.43)	$(0.32)

Diluted earnings per share based on net earnings		$0.10	$(0.42)	$(0.32)

Basic weighted average number of shares outstanding		65,646,786	65,646,786	65,646,786

Diluted weighted average number of shares outstanding		69,122,226	69,122,226	65,646,786

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Adjustments on transition to IFRS:
The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the quantification of the adjustments required as of the transition date and for the comparative period.

Functional currency and foreign exchange translation
Canadian GAAP requires an entity to determine whether a subsidiary is an integrated or self sustaining entity based on the functional currency of the parent company. This determination dictates the method of foreign exchange translation for the consolidated financial statements. Under IFRS an entity is required to assess its functional currency independently for each entity within a consolidated group. The Company has completed its assessment and has determined that there is no change to the functional currency of its entities.

Componentization of mineral property, plant and equipment
IFRS requires entities to componentize all long lived assets and record amortization on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS. The Company has determined that there is no material impact.

Asset impairment
Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

Adjustments on transition to IFRS:

(a)	Share-based payment transactions

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to vested stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised vested stock options will be transferred to deficit on the date of expiry. Previously the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	September 30	January 1
	2010	2010	2010
Contributed surplus	$(5,724)	$(5,724)	$(5,577)
Adjustment to deficit	$5,724	$5,724	$5,577

A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company’s Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	September 30	January 1
	2010	2010	2010
Contributed surplus	$(118)	$(138)	$(52)
Adjustment to deficit	$118	$138	$52

Impact on Consolidated Statements of Operations and Comprehensive Income
(expressed in US$000s )
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Stock-based compensation	$(66)	$(86)	$-
Adjustment to comprehensive loss	$(66)	$(86)	$-

(b)	Provision for reclamation and rehabilitation

The primary differences between IFRS and Canadian GAAP for reclamation and rehabilitation provisions include the basis of estimation for undiscounted cash flows, the discount rate, frequency of liability re-measurement and the recognition of a liability when a constructive obligation exists. Canadian GAAP requires a liability to be recognized when there is a legal obligation whereas IFRS expands the recognition principle by requiring that a liability be recorded if there is a legal or constructive obligation.

Canadian GAAP requires the estimate of undiscounted cash flows to be based on the amount that a third party would demand to assume the obligation, whereas IFRS focuses on management’s best estimate of the expenditures required to settle the obligation. Under Canadian GAAP the discount rate used to determine the present value of the liability is the credit-adjusted risk free rate for the entity whereas IFRS requires the use of a discount rate that reflects the risks specific to the liability. Under Canadian GAAP the Company’s provision for reclamation and rehabilitation is remeasured when there is a change in the amount or timing of cash flows required to settle the obligation whereas IFRS requires the re-measurement at each reporting date.

On consideration of the differences noted in the above paragraph, an adjustment is required to reflect the impact of applying a discount rate specific to the liability. The adjustment to the provision for the change in discount rate was recorded against mineral property, plant and equipment in accordance with the IFRS 1 exemption described above.

Impact on Consolidated Statements of Financial Positon
(expressed in US$000s )
	December 31	September 30	January 1
	2010	2010	2010
Property, plant and equipment	$275	$198	$278
Provision for reclamation and rehabilitation	282	203	278
Adjustment to deficit	$(7)	$(5)	$-

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s )
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Depreciation and depletion	$7	$5	$1
Adjustment to comprehensive loss	$7	$5	$1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

(c)	Cumulative translation differences

At the date of transition under Canadian GAAP there was a cumulative translation adjustment relating to the Company’s change in functional currency in 2007. The Company has chosen to apply the related IFRS 1 election and has eliminated the cumulative translation difference.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s )
	December 31	September 30	January 1
	2010	2010	2010
Accumulated comprehensive income	$(212)	$(212)	$(212)
Adjustment to deficit	$212	$212	$212

(d)	Warrant Derivative Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition of an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in net earnings.

The Company’s publicly traded warrants were valued based on the quoted market value of these warrants as of December 31, 2009 and 2010 and September 30, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	September 30	January 1
	2010	2010	2010
Warrant derivative liability	$29,348	$16,820	$7,823
Common shares	(1,594)	(10,278)	(3,719)
Adjustment to deficit	$27,754	$6,542	$4,104

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Mark to market gain (loss) on derivative liability	$(23,650)	$(2,438)	$(3,421)
Adjustment to comprehensive loss	$(23,650)	$(2,438)	$(3,421)

(e)	Income Tax

There are a number of differences between Canadian GAAP and IFRS related to income taxes with the two that are most significant to the Company being the calculation of temporary differences on non-monetary items and the initial recognition exemption (the “IRE”) on an asset acquisition.

Initial recognition exemption
Under Canadian GAAP deferred tax liabilities (“DTL”) arising from temporary differences at the date an asset is acquired are recognized using a circular calculation with the other side recognized against the asset. Under IFRS, in the circumstances described above, deferred tax is prohibited from being recognized. Under Canadian GAAP deferred tax was recognized using the above methodology for the Minera Santa Cruz y Garibaldi S.A. de C.V. and Metalurgica Guanacevi S.A. de C.V. asset acquisitions.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Calculation of temporary difference on non-monetary items
Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances recorded.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	September 30	January 1
	2010	2010	2010
Inventory	$(88)	$(73)	$(68)
Property, plant and equipment	(1,513)	(1,599)	(1,855)
Future income tax liability	834	2	(158)
Adjustment to deficit	$(767)	$(1,674)	$(1,765)

Impact on Consolidated Statements of Operations and Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Depreciation and depletion	$(322)	$(252)	$(68)
Foreign exchange gain (loss)	89	72	47
Deferred income tax expense	(587)	233	79
Adjustment to comprehensive loss	$(998)	$(91)	$(36)

(f)	Convertible Debentures

Under Canadian GAAP, the asset, liability and equity components of the Company’s convertible debentures are separately determined and classified on the consolidated statements of financial position. The asset portion represents the value of the Company’s redemption option. The liability component represents the amortized cost of the host debt contract, while the equity component reflects the residual value at inception after determination of the fair value of the host debt contract and redemption option at inception. Transaction costs were allocated proportionately to the host debt and equity components at the inception date.

Under IFRS, due to the conversion option’s exercise price being denominated in a currency other than the Company’s functional currency, the holders’ conversion feature is also considered an embedded derivative. As such all components of the convertible debentures are presented on the consolidated statements of financial position as financial liabilities. Under IFRS the conversion and redemption features were separated from the host contract and accounted for as a net derivative instrument.

Impact on Consolidated Statements of Financial Position
(expressed in US$000s)
	December 31	September 30	January 1
	2010	2010	2010
Redemption option on convertible debentutre	$-	$-	$(2,693)
Liability portion of convertible debentures	-	-	(4,483)
Convervitble debenture derivative liability	-	-	21,926
Common shares	24,160	24,160	959
Equity portion of convertible debenture	-	-	(2,164)
Adjustment to deficit	$24,160	$24,160	$18,931

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Mark to market gain (loss) on derivative liability	$1,538	$1,538 $	(1,325)
Mark to market gain on redemption call option	(703)	(703)	(413)
Foreign exchange gain (loss)	-	-	(107)
Finance Costs	6,063	6,063	4,469

(g)	Presentation Adjustments

Stock-based compensation
In the Company’s statement of operations prepared in accordance with Canadian GAAP the stock-based compensation was disclosed as a separate line item whereas under IFRS the Company has allocated this amount based on the underlying function which results in a reallocation of the costs.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Stock-based compensation	$(4,613)	$(3,611)	$(1,353)
Production cost	694	493	173
Exploration cost	436	346	128
General and administrative	3,483	2,772	1,052
Adjustment to comprehensive loss	$-	$-	$-

Finance Costs
In the Company’s statement of operations prepared in accordance with Canadian GAAP the accretion of convertible debentures, interest expense and accretion on asset retirement obligations were presented as; accretion of convertible debentures, and within general and administration and depletion & depreciation, respectively. Under IFRS the Company has presented these amounts within Finance costs.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30	September 30
	2010	2010	2010
Accretion of convertible debenture	$(1,088)	$(1,088)	$(248)
General and administrative	$(39)	$(31)	$(9)
Depletion and depreciation	$(43)	$(32)	$(10)
Finance costs	1,170	1,151	267
Adjustment to comprehensive loss	$-	$-	$-

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Nine Months Ended September 30, 2011
(Expressed in US dollars unless otherwise noted)	Date of Preparation: November 1, 2011

Corporate and exploration depreciation
In the Company’s statement of comprehensive income prepared in accordance with Canadian GAAP the depreciation on corporate and exploration assets was included with depreciation and depletion whereas under IFRS the Company has allocated these amount based on the underlying function which results in a reallocation of the costs to general and administrative and exploration.

Impact on Consolidated Statements of Comprehensive Income
(expressed in US$000s)
	Year ended	Nine months ended	Three months ended
	December 31	September 30,	September 30,
	2010	2010	2010
Depreciation and depletion	$(176)	$(130)	$(47)
General and administrative	69	51	18
Exploration	107	79	29
Adjustment to comprehensive loss	$-	$-	$-